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## Sit U.S. Government Securities Fund
## SNGVX, SNGYX

Over 87% of the quarters have had a positive return since the U.S. Government Securities Fund's inception 32 years ago.  For more details, please see the U.S. Government Securities Fund fact sheet or scroll down to see the fund's quarterly returns.

*An institutional share class (SNGYX) of this fund was launched on January 1, 2020.*

**Keith McFadyen**
*Director – Investment Advisory*
(630) 235-0065
krm@sitinvest.com

**Conner Murnighan**
*Director – Investment Advisory*
(312) 550-5809
fcm@sitinvest.com

## TOTAL RETURN BY CALENDAR QUARTER AND YEAR (%)

| | 1st Qtr | 2nd Qtr | 3rd Qtr | 4th Qtr | Annual |
|---|---|---|---|---|---|
| 1987 | - | 1.00* | -1.07 | 6.14 | 6.05** |
| 1988 | 4.10 | 1.27 | 1.63 | 0.67 | 7.86 |
| 1989 | 1.45 | 4.72 | 1.27 | 3.21 | 11.04 |
| 1990 | 0.32 | 4.02 | 1.44 | 4.83 | 10.97 |
| 1991 | 2.54 | 1.05 | 4.73 | 4.01 | 12.87 |
| 1992 | -0.77 | 3.50 | 2.13 | 0.52 | 5.43 |
| 1993 | 2.77 | 1.90 | 1.26 | 1.23 | 7.34 |
| 1994 | 0.19 | -0.02 | 1.07 | 0.51 | 1.77 |
| 1995 | 2.85 | 3.26 | 1.98 | 2.95 | 11.50 |
| 1996 | 0.42 | 0.66 | 1.69 | 2.14 | 4.99 |
| 1997 | 0.00 | 3.00 | 3.04 | 1.95 | 8.19 |
| 1998 | 1.39 | 1.70 | 2.34 | 0.94 | 6.52 |
| 1999 | 0.00 | 0.04 | 0.85 | 0.47 | 1.37 |
| 2000 | 1.53 | 1.72 | 2.19 | 3.42 | 9.15 |
| 2001 | 2.63 | 1.59 | 3.17 | 0.91 | 8.56 |
| 2002 | 0.72 | 2.33 | 1.87 | 0.77 | 5.79 |
| 2003 | 0.53 | 0.23 | 0.00 | 0.42 | 1.19 |
| 2004 | 1.52 | -0.58 | 1.87 | 0.52 | 3.35 |
| 2005 | 0.13 | 1.97 | -0.17 | 0.55 | 2.49 |
| 2006 | 0.09 | 0.43 | 2.33 | 1.26 | 4.13 |
| 2007 | 1.67 | 0.12 | 2.43 | 2.55 | 6.92 |
| 2008 | 3.05 | -0.17 | 0.99 | 1.19 | 5.13 |
| 2009 | 2.12 | 1.78 | 2.51 | 1.17 | 7.78 |
| 2010 | 1.26 | 1.10 | 1.50 | 0.96 | 4.91 |

| | | | | | |
|---|---|---|---|---|---|
| 2011 | 0.74 | 1.50 | 0.43 | 0.03 | 2.72 |
| 2012 | 0.99 | 0.73 | 0.85 | 0.07 | 2.67 |
| 2013 | -0.27 | -1.48 | -0.35 | 0.01 | -2.08 |
| 2014 | 0.63 | 0.35 | 0.60 | 0.62 | 2.22 |
| 2015 | 0.78 | -0.08 | 0.50 | 0.21 | 1.42 |
| 2016 | 0.99 | 0.72 | 0.18 | -1.19 | 0.69 |
| 2017 | 0.32 | 0.45 | 0.21 | 0.35 | 1.33 |
| 2018 | -0.25 | 0.30 | 0.42 | 1.31 | 1.77 |
| 2019 | 1.25 | 1.30 | 0.74 | 0.00 | 3.34 |
| 2020 | 3.13 | -- | -- | -- | 3.13 |
| * Return is from 6/2/87 – 6/30/87. ** Return is from 6/2/87 – 12/31/87. | | | | | |

## FUND OBJECTIVE AND STRATEGY

The Sit U.S. Government Securities Fund objective is high current income and safety of principal. The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

## DISCLOSURE

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing.  The Fund's prospectus contains this and other information about the Fund.  Read the prospectus carefully before investing.  A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

## PERFORMANCE DISCLOSURE

Performance data quoted represents past performance of the Fund's Class S shares. Sit U.S. Government Securities Fund Class Y shares were first issued on January 1, 2020, and have a lower management fee and higher initial investment requirement than the Class S shares. Class Y shares returns will differ from Class S shares.

Performance data quoted represents past performance.  Past performance does not guarantee future results.  The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers.  Without the fee waivers total returns and yield figures would have been higher.  Returns do

not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.  Management fees and administrative expenses are included in the Fund's performance.  Current performance may be lower or higher than the performance data quoted.    Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayment and defaults.

**Sit Mutual Funds**
80 South Eighth Street, Suite 3300
Minneapolis, MN  55402
www.sitfunds.com

